Exhibit 99.12

CONSENT OF DONALD S. BUBAR

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name with respect to technical information related to the Nechalacho Project and other properties and assets of the Company (the “Technical Information”) included in (i) the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”) and (ii) the Management’s Discussion and Analysis of the Company for the year ended August 31, 2013 (the “MD&A”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the AIF and the MD&A, which are included in the annual report on Form 40-F.

Dated: November 29, 2013

/s/ Donald S. Bubar
Donald S. Bubar, P. Geo.